FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	U.S. BASED BIOTECHNOLOGY VALUE FUND, L.P. INVESTS $5.5 MILLION IN MICROLOGIX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    December 9, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MATERIAL CHANGE REPORT

1. Reporting Issuer

Micrologix Biotech Inc.
B.C. Research Building
3650 Wesbrook Mall
Vancouver, B.C.
V6S 2L2

2. Date of Material Change
December 3, 2002

3. Press Release

A press release disclosing the material change described in this report was issued on December 3, 2002, a copy of which is attached hereto as Schedule "A".

4. Summary of Material Change

See the press release attached hereto as Schedule "A".
5. Full Description of Material Change

Micrologix Biotech Inc. (the "Company") issued to San Francisco based Biotechnology Value Fund, L.P., and associated funds ("BVF"), an aggregate of 7,850,000 common shares (the "Shares") and warrants (the "Warrants") to purchase up to an aggregate of: (i) 987,500 common shares at $1.50 per common share ("Tranche 1"), and (ii) 982,914 common shares at $3.00 per common share ("Tranche 2"), in consideration for an aggregate of $5.5 million.
The Warrants expire December 3, 2005 in the case of the Tranche 1 and December 3, 2007 in the case of Tranche 2, subject to the following earlier expiry provisions:

(a) With respect to Tranche 1, if the average closing price per share of the Company's common shares for twenty (20) consecutive trading days exceeds $3.00 (the "Tranche 1 Termination Event"), the Company will have sixty (60) calendar days following the occurrence of the Tranche 1 Termination Event to notify the holders of Tranche 1 Warrants. The Tranche 1 Warrants will terminate on the date which is 10 business days following receipt by the holders of notice of the Tranche 1 Termination Event from the Company; and

(b) With respect to Tranche 2, if the average closing price per share of the Company's common shares for twenty (20) consecutive trading days exceeds $6.00 (the "Tranche 2 Termination Event"), the Company will have sixty (60) calendar days following the occurrence of the Tranche 2 Termination Event to notify the holders of Tranche 2 Warrants. The Tranche 2 Warrants will terminate on the date which is 10 business days following receipt by the holders of notice of the Tranche 2 Termination Event from the Company.

The Warrants contain a "cashless exercise" provision whereby the holders may elect to receive upon exercise the "Net Number" of common shares determined according to the following formula:
Net Number = (A x B) - (A x C)
                            ---------------------
                                        B

For purposes of the foregoing formula:
A= the total number of shares with respect to which the Warrant is then being exercised.
B= the average closing price of the common shares for the five (5) consecutive trading days (excluding any day on which no trade has occurred) immediately preceding the date of the exercise notice.
C= the Warrant exercise price then in effect for the applicable Warrant shares at the time of such exercise.

The Shares are subject to the following "lock up" provisions:
(a) one-third (1/3) of the Shares may be sold or transferred on or after December 3, 2003;
(b) an additional one-third (1/3) of the Shares may be sold or transferred on or after June 3, 2004; and
(c) the remaining one-third (1/3) of the Shares may be sold or transferred on or after December 3, 2004.
Notwithstanding the foregoing, if:
(a) the common shares of the Company trade at an average closing price over 20 consecutive trading days (excluding any day on which no trade has occurred) of more than $2.10, BVF will automatically and immediately be released from the "lock-up" restrictions set forth above, provided, however, that no more than one-third (1/3) of the shares may be transferred or sold in any moving six (6) month period; and
(b) if: (i) the common shares of the Company trade at an average closing price over 20 consecutive trading days (excluding any day on which no trade has occurred) of more than $3.50 or (ii) a change-of-control occurs or is publicly announced, BVF will be automatically and immediately released from all of the "lock-up" restrictions set forth above.

The Company has agreed with BVF that until December 3, 2004, it will not issue or sell any preferred shares other than preferred shares which are redeemable, convertible, non-voting and otherwise have rights, preferences and privileges which are substantially similar to the Company's existing Series A and B redeemable, convertible, non-voting preferred shares and which, in the aggregate, have a combined liquidation preference of US$14,000,000 or less (the "Excluded Shares").
The Company also granted to BVF, provided it then owns securities representing at least 5% of the Company's common shares, a right of participation with respect to future issuances by the Company pursuant to a bona fide financing, of any shares of, or securities convertible into or exercisable for, any voting shares of any class of shares other than Excluded Shares ("New Securities" XE "New Securities" ). Pursuant to this right of participation, the Company must offer BVF the right to purchase such number of New Securities that equals the proportion that the number of common shares then held by BVF bears to the total number of common shares of the Company then outstanding.

6. Reliance of Section 85(2) of the Securities Act (British Columbia) and Equivalent Provisions under Other Provincial Securities Legislation

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer

For further information, please contact:

Arthur J. Ayres
Chief Financial Officer
Micrologix Biotech Inc.
Tel.: (604) 221-9666, Ext. 233
Fax: (604) 221-9688
Email: aayres@mbiotech.com

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Vancouver, British Columbia this 9th day of December, 2002.

MICROLOGIX BIOTECH INC.

Per: "Arthur J. Ayres"
Arthur J. Ayres,
VP Finance and CFO

|NEWS RELEASE|
 Schedule A
FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

U.S. BASED BIOTECHNOLOGY VALUE FUND, L.P.
INVESTS $5.5 MILLION IN MICROLOGIX

Vancouver, BC, CANADA, December 3, 2002 - San Francisco, CA-based Biotechnology Value Fund, L.P. and associated funds (BVF) have completed an investment of $5.5 million in Micrologix Biotech Inc. (Toronto: MBI; OTC: MGIXF).
HIGHLIGHTS:

Investment by a sophisticated U.S. biotechnology fund completed at $0.70 per share, a 17% premium to market price

Meets strategic objective of expanding presence in U.S. capital markets

Maintains strong cash position in a difficult market environment

Proceeds will be used to advance new product programs as well as established clinical stage product opportunities

"The results we have achieved over the past several months have attracted the attention of top-quality healthcare funds in the U.S.," said James DeMesa, M.D., President and CEO of Micrologix. "This financing brings us a solid U.S. investor and further strengthens our cash position as we continue to advance our growing pipeline of anti-infective product opportunities."

Mark Lampert, President of BVF, Inc. stated, "We believe the combination of a new management team, late-stage product portfolio, and depressed stock price makes Micrologix an attractive investment opportunity. We are especially excited about MBI 226, currently in Phase III clinical trials in partnership with Fujisawa Healthcare, Inc. for the prevention of catheter-related bloodstream infections."

Under the terms Micrologix sold 7,850,000 common shares which are subject to certain "lock up" provisions over the next 24 months restricting the sale of the shares. Additionally, Micrologix issued Warrants to purchase 987,500 common shares at $1.50 per common share and another 982,914 common shares at $3.00 per common share. These Warrants expire December 3, 2005 and December 3, 2007, respectively. Neither Micrologix nor BVF utilized an investment banker or financial intermediary for this transaction.

The securities sold have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration.  This release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of such state.

About Biotechnology Value Fund, L.P.
Founded in 1993, Biotechnology Value Fund, L.P. is a San Francisco-based investment fund focused on undervalued investment opportunities in the biotechnology sector.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

           "Jim DeMesa"

James DeMesa, MD
President & CEO

Investor & Media Relations Contacts:

Jonathan Burke
Micrologix Biotech Inc.
Telephone: 604-221-9666 Extension 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com

Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix successfully advancing its new product programs as well as established clinical stage product opportunities and MBI 226 completing Phase III clinical trials. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.